UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

I-TRAX, INC.
(Name Of Subject Company (Issuer))

WALGREEN CO.

PUTTER ACQUISITION SUB, INC.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(CUSIP Number 45069D203)

Series A Convertible Preferred Stock, par value $0.001 per share
(CUSIP Number not applicable for Preferred Stock)

Dana Ione Green, Esq.
Walgreen Co. — Law Department
200 Wilmot Road
Deerfield, IL 60015
Telephone: (847) 914-2500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with a copy to:
Keith S. Crow, P.C.
Robert M. Hayward
Gregory C. Vogelsperger
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to a planned tender offer by Putter Acquisition Sub, Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Walgreen Co., an Illinois corporation (“Walgreens”), for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Common Shares”) and all of the issued and outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares” and together with the Common Shares the “Shares”) of I-trax, Inc., a Delaware corporation (“I-trax”) to be commenced pursuant to an Agreement and Plan of Merger, dated as of March 14, 2008, by and among Offeror, Walgreens and I-trax.

Additional Information and Where to Find It

In connection with the tender offer, Walgreens intends to file a tender offer statement on Schedule TO and related materials with the Securities and Exchange Commission (the “SEC”), and I-trax will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Free copies of materials, which will be filed by Walgreens and I-trax, will be available at the SEC’s Web site at www.sec.gov, or with respect to Walgreens materials, at www.walgreens.com, and also will be available, without charge, by directing requests to Walgreens, and with respect to I-trax materials, at www.i-trax.com, and will also be available, without charge, by directing requests to I-trax.

Important information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of I-trax’s common stock and Series A Convertible Preferred Stock will only be made pursuant to an offer to purchase and related materials that Walgreens intends to file with the Securities and Exchange Commission. I-trax will file a solicitation/recommendation statement with respect to the offer. Once filed, I-trax stockholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, I-trax stockholders will be able to obtain the offer to purchase, the solicitation/recommendation statement and related materials with respect to the offer free of charge at the SEC’s Web site at www.sec.gov, from the information agent named in the tender offer materials, from I-trax or from Walgreens.

ITEM 12.	EXHIBITS

Exhibit
No.	Description

99.1	Press Release, dated March 17, 2008, by Walgreen Co.
99.2	Transcript of March 17, 2008 Walgreen Conference Call

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2008	WALGREEN CO.

By:	/s/ William M. Rudolphsen
Name:     William M. Rudolphsen

Title:	Senior Vice President

PUTTER ACQUISITION SUB, INC.

By:	/s/ William M. Rudolphsen
Name:     William M. Rudolphsen

Title:	Vice President